Exhibit 5

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Nova Scotia and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”) except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of these securities in the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Grown Rogue International Inc., at 340 Richmond Street West, Toronto, Ontario M5V 1X2, Telephone (503) 765-8108, and are also available electronically at www.sedar.com.

New Issue	March 23, 2021

PRELIMINARY SHORT FORM PROSPECTUS

GROWN ROGUE INTERNATIONAL INC.

$4,737,800
21,056,890 Common Shares and 21,056,890 Common Share Purchase Warrants

Issuable upon Exercise of 21,056,890 Special Warrants

This short form prospectus (the “Prospectus”) qualifies the distribution of 21,056,890 Units (the “Units”) of Grown Rogue International Inc. (“Grown Rogue” or the “Corporation”) issuable upon the exercise or deemed exercise of 21,056,890 special warrants (the “Special Warrants”) of the Corporation (the “Offering”). Each Unit consists of one common share (a “Unit Share”) in the capital of the Corporation and one common share purchase warrant (a “Warrant”) of the Corporation. Each Warrant entitles the holder thereof to purchase one common share (a “Warrant Share”) of the Corporation at a price of $0.30 at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. The Special Warrants were issued on March 5, 2021 pursuant to the terms of a special warrant indenture (the “Special Warrant Indenture”) between the Corporation and Capital Transfer Agency, ULC (“Capital Transfer”). The Special Warrants are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Corporation from the distribution of the Units upon the exercise of the Special Warrants.

The Special Warrants were issued by the Corporation on a private placement basis. An aggregate of 17,800,000 Special Warrants were issued pursuant to the terms of an agency agreement dated March 5, 2021 (the “Agency Agreement”) between the Corporation and Eight Capital (the “Agent”) (the “Brokered Offering”) and the remaining 3,256,890 Special Warrants were issued on a non-brokered basis. The Special Warrants were issued at a price of $0.225 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of $4,737,800. The Offering Price and other terms of the Offering were determined by arm’s length negotiation between the Corporation and the Agent.

The issued and outstanding common shares (the “Common Shares”) of the Corporation are listed on the Canadian Securities Exchange (the “CSE”) under the trading symbol “GRIN”. On February 10, 2021, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the CSE was $0.28 per Common Share. On March 22, 2021, the last trading day before the filing of this Prospectus, the closing price of the Common Shares on the CSE was $0.25 per Common Share. The Corporation will apply to the CSE to list the Unit Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares on the CSE. Such listing will be subject to the fulfillment of all of the listing requirements of the CSE.

Price: $0.225 per Special Warrant

	Price to the Public	Agent’s Fee (1)	Net Proceeds to the Corporation(2)(3)
Per Special Warrant	$0.225	$0.0157	$0.2092
Per Special Warrant (President’s list)	$0.225	$0.0078	$0.2171
Total Offering	$4,737,800	$253,745	$4,458,555

Notes:

(1)	Pursuant to the Agency Agreement, the Corporation paid to the Agent (i) a cash fee of $253,745 (the “Agent’s Fee”), representing 7.0% of the gross proceeds of the Brokered Offering (the “Agent’s Fee”), subject to a reduced fee of up to 3.5% for Special Warrants sold by the Agent to certain purchasers designated by the Corporation on the President’s list (the “President’s List”), and (ii) a cash fee of $25,500 (the “Advisory Fee”) for advisory services provided to the Corporation in connection with the Offering. As additional compensation, the Corporation also issued to the Agent (A) 1,127,758 warrants (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) of the Corporation for no additional consideration; and (B) 113,500 advisory warrants (the “Advisory Warrants”), exercisable to acquire 113,500 Compensation Options for no additional consideration. Each Compensation Option will be exercisable to acquire one Unit (a “Compensation Unit”) comprised of one Unit Share (a “Compensation Share”) and one Warrant (a “Compensation Warrant”) at the Offering Price at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. Each Compensation Warrant shall entitle the holder thereof to purchase one Common Share (a “Compensation Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on March 5, 2023, subject to adjustment in certain events. This Prospectus qualifies the distribution of the Compensation Options. See “Plan of Distribution”.
(2)	After deducting the Agent’s Fee and the Advisory Fee, but before deducting the expenses of the Offering and the qualification for distribution of the Units, estimated to be $300,000, which will be paid out of the gross proceeds of the Offering.
(3)	The distribution of the Units upon exercise of the Special Warrants will not result in any proceeds being received by the Corporation.

Agent’s Position	Maximum Size or Number of securities available	Exercise Period	Exercise Price

Broker Warrants	1,127,758 Broker Warrants exercisable (for no consideration) to acquire an equal number of Compensation Options, which are in turn exercisable to acquire an equal number of Compensation Units	Compensation Options are exercisable at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023	$0.225 per Compensation Unit

Advisory Warrants	113,500 Advisory Warrants exercisable (for no consideration) to acquire an equal number of Compensation Options, which are in turn exercisable to acquire an equal number of Compensation Units	Compensation Options are exercisable at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023	$0.225 per Compensation Unit

Each Special Warrant entitles its holder to receive, upon exercise or deemed exercise, one Unit at no additional cost. Each Special Warrant shall be deemed exercised on behalf of, and without any required action on the part of, the holder thereof, on the day (the “Qualification Date”) that is the earlier of: (i) July 6, 2021; and (ii) the third business day after a receipt is issued for a final short form prospectus qualifying the distribution of the Unit Shares and the Warrants in the Qualifying Jurisdictions. See “Plan of Distribution” and “Description of Securities Distributed”.

The Corporation has agreed to use reasonable commercial efforts to file, and obtain a receipt for, a final short form prospectus qualifying the Units issuable upon exercise of the Special Warrants on or before April 4, 2021, being 30 days after the Closing Date (the “Penalty Date”). In the event that the Qualification Date is later than April 4, 2021, each holder of a Special Warrant shall be entitled to receive, without payment of additional consideration, an additional number of Units equal to 10% of the number of Units originally issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.10 Units (the “Penalty Provision”). This Prospectus qualifies the distribution of up to an aggregate of 2,105,689 Unit Shares and 2,105,689 Warrants issuable pursuant to the Penalty Provision, if applicable. See “Plan of Distribution”.

The Special Warrants were sold directly to subscribers by the Corporation or through the Agent to purchasers resident in each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario (the “Qualifying Jurisdictions”), in addition to offshore purchasers, on a private placement basis pursuant to prospectus exemptions under applicable securities legislation and were issued under and are governed by the Special Warrant Indenture. There is no market through which the Special Warrants may be sold and none is expected to develop.

No additional proceeds will be received by the Corporation, and no commission or fee will be payable by the Corporation, in connection with the issue of the Units upon exercise or deemed exercise of the Special Warrants.

The Warrants are issuable pursuant to a warrant indenture dated March 5, 2021 (the “Warrant Indenture”) between the Corporation and Capital Transfer.

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants acquired pursuant to the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. An investment in the securities of the Corporation is speculative and involves a significant degree of risk. See “Risk Factors”.

An investment in the securities of the Corporation is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors” and “Cautionary Statement Regarding Forward Looking Information”. Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment.

The Brokered Offering was conducted through the non-certificated inventory system maintained by CDS Clearing and Depository Services Inc. (“CDS”) and the Special Warrants issued pursuant to the Brokered Offering were registered and deposited with CDS on the Closing Date in electronic form. Other than for Special Warrants sold pursuant to the non-brokered portion of the Offering, which will be represented by certificates, the Unit Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants and the Warrant Shares to be issued upon exercise of the Warrants will be registered and deposited in the non-certificated inventory system of CDS and a purchaser of the Special Warrants will not receive a definitive certificate representing the Unit Shares, Warrants or Warrant Shares. See “Plan of Distribution”.

Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation and the Agent have not authorized anyone to provide investors with information different from that contained or incorporated by reference in this Prospectus. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus.

Investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Special Warrants, the Unit Shares and the Warrants, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Special Warrants, the Unit Shares and the Warrants.

Certain legal matters in connection with the Offering are being reviewed on behalf of the Corporation by Irwin Lowy LLP and on behalf of the Agent by Wildeboer Dellelce LLP.

Unless otherwise indicated, all references to dollar amounts in this Prospectus are to Canadian dollars. The Corporation’s registered and head office is located at 340 Richmond Street West, Toronto, Ontario M5V 1X2.

Reference to Grown Rogue or the Corporation also includes its subsidiary entities, as the context requires or permits.

Mr. J. Obie Strickler, a director and President and Chief Executive Officer of the Corporation, resides outside of Canada. Mr. Strickler has appointed the Corporation, 340 Richmond Street West, Toronto, Ontario M5V 1X2, as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.

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ABOUT THIS PROSPECTUS

Investors should rely only on the information contained or incorporated by reference in this Prospectus and are not entitled to rely only on certain parts of the information contained or incorporated by reference in this Prospectus to the exclusion of the remainder. The Corporation and the Agent have not authorized anyone to provide investors with different information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this Prospectus is accurate only as of the date on the front of this Prospectus and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or of any sale of the securities pursuant thereto.

DEFINITIONS

All capitalized terms not defined herein have the meanings ascribed to them in the Annual Information Form (as defined herein).

ELIGIBILITY FOR INVESTMENT

In the opinion of Irwin Lowy LLP, counsel to the Corporation, and Wildeboer Dellelce LLP, counsel to the Agent, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) as of the date hereof, the Unit Shares and Warrants acquired pursuant to the deemed exercise of the Special Warrants and the Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) (collectively, “Deferred Plans”) provided that (i) the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE), and (ii) in the case of the Warrants, neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the particular Deferred Plan.

Notwithstanding that the Unit Shares, Warrants and Warrant Shares may be a “qualified investment” for a Deferred Plan, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such Unit Shares, Warrants and Warrant Shares are a “prohibited investment” (as defined in the Tax Act) for the RRSP, RRIF, RESP, RDSP or TFSA. The Unit Shares, Warrants and Warrant Shares will generally not be a “prohibited investment” for a particular RRSP, RRIF, RESP, RDSP or TFSA provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of these rules) for the particular TFSA, RRSP, RESP, RDSP or RRIF. Persons who intend to hold Unit Shares, Warrants and Warrant Shares in a trust governed by a Deferred Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking statements, as such term is defined under applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Corporation. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Corporation’s future business plans, operating results and economic performance; the completion of the HSCP Transaction (as hereinafter defined) and the exercise of the Canopy Purchase Option Agreement (as hereinafter defined); and the Corporation’s expected use of proceeds from the Offering is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Corporation believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus and the documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this Prospectus or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about production output; building and operating costs; credit risk; liquidity risk; market risk; currency risk; interest risk; concentration risk; dependence on senior management; sufficiency of insurance; competition; general business risk and liability; risks related to the Canopy Option Agreement; anticipated production at the Corporations facilities (including at Manzanita Glen, Trails End, Warehouse 1 and Warehouse 2); the completion of the HSCP Transaction; the Corporation’s business objectives for the next twelve months; regulation of the marijuana industry; regulatory risks; change in laws, regulations and guidelines; reliance on licence renewal; reliance on a single facility; limited operating history; factors which may prevent realization of growth targets; risks inherent in an agricultural business; vulnerability to rising energy and building costs; publicity or consumer perception; product liability; product recalls; reliance on key inputs; difficulties with forecasts; exchange restrictions on business; management of growth; litigation; dividends; limited market for securities; environmental and employee health and safety regulations; and the potential impact of the COVID-19 pandemic on the Corporation and/or its operations, and the cannabis industry and currency fluctuations.

These forward-looking statements involve risks and uncertainties relating to, among other things, risks related to the cannabis industry, access to skilled personnel, cannabis production activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors contained in this Prospectus and documents incorporated by reference herein. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Corporation cautions that the foregoing list of important factors is not exhaustive. The forward looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Agent undertake any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are Canadian dollars and United States dollars are referred to as “US$”.

On March 22, 2020, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2513.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated March 15, 2021 for the financial year ended October 31, 2020 (the “AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended October 31, 2020 and 2019, together with the notes thereto and the auditors’ report thereon dated March 1, 2021;

(c)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended October 31, 2020 dated March 1, 2021;

(d)	the management information circular dated July 20, 2020 relating to the annual general meeting of shareholders held on August 17, 2020;

(e)	the material change report of the Corporation dated February 16, 2021 in respect of the closing of a private placement on February 5, 2021 and the signing of an asset purchase agreement and management services agreement in connection with the HSCP Transaction (as defined below); and

(f)	the material change report of the Corporation dated March 9, 2021 in respect of the Offering.

Any documents of the type described above (other than confidential material change reports) or any other disclosure documents required to be incorporated by reference into a prospectus under National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”), if filed by the Corporation with the securities commissions or similar authorities in Canada, after the date of this Prospectus and before completion of the distribution of the Units, are deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 340 Richmond Street West, Toronto, Ontario M5V 1X2, Telephone (503) 765-8108, and are also available electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

SUMMARY DESCRIPTION OF THE BUSINESS

The Corporation was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 under the name “Eagleford Energy Inc.” The Corporation filed articles of amendment effective August 25, 2014 and changed its name to “Eagleford Energy Corp.” The Corporation filed articles of amendment effective February 1, 2016 and changed its name from “Eagleford Energy Corp.” to “Intelligent Content Enterprises Inc.”, and consolidated its common shares on the basis of one new share for every ten old shares. The Corporation filed articles of amendment effective May 26, 2017 and changed its name from “Intelligent Content Enterprises Inc.” to “Novicius Corp.” and consolidated its common shares on the basis of one new share for every ten old shares. On November 1, 2018, in preparation for the reverse take-over of Novicius by Grown Rogue Unlimited, LLC and related transactions, the Corporation completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for one post-consolidated common share and changed its name to its current name, “Grown Rogue International Inc.”.

The Corporation, headquartered in Medford, Oregon, is a multi-state cannabis Corporation curating high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies its products based on “Mind, Body & Mood” effects which resonates with consumers from the “canna-curious” through the “canna-serious”. The Corporation aims to educate, inspire and empower consumers with information about cannabis so they can “enhance experiences” by selecting the appropriate product for individual needs. The Corporation is focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates.

The Corporation, through its wholly owned subsidiary, Grown Rogue Gardens, LLC (“GR Gardens”), operates four cultivation facilities in Oregon comprising approximately 130,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sun grown), “Trail’s End” (sun grown), and two indoor facilities, “Warehouse 1” and “Warehouse 2”. GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (the “OLCC”), for its Oregon properties, one wholesaler license, and one processor license. GR Gardens is currently not operating the processor license.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sun grown farms, with 40,000 square feet of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 45 acres.

The Corporation’s Oregon business is head-quartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The Corporation is able to capitalize on an outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sun-grown farms produce one crop per year, which is planted in June and harvested in October.

GR Gardens operates Warehouse 1, consisting of an approximately 17,000 square feet of indoor growing facility, where it is able to produce high-quality indoor flower in a controlled atmosphere. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, GR Gardens is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. In addition, the Corporation, through its wholly owned subsidiary, Grown Rogue Distribution, LLC (“GR Distribution”), operates Warehouse 2, through a management services agreement, which is a short distance from Warehouse 1 and contributes an additional 30,000 square feet of indoor productive space to its operations. Management of GR Gardens estimates that annual production of 2,400 pounds in 2021 and 5,000 pounds in 2022 from this facility is possible. The Corporation has agreed to acquire Warehouse 2 in accordance with the terms of the Asset Purchase Agreement (as defined below) and intends to close this acquisition, upon the satisfaction of certain conditions to closing, including the receipt of all necessary regulatory approvals, at which time GR Distribution will become the beneficial owner of Warehouse 2 and its current Management Agreement (as defined below) for the facility will terminate. See “HSCP Transaction” below.

Pursuant to the terms of an option agreement (the “Canopy Purchase Option Agreement”) dated February 4, 2021, between the Corporation’s subsidiary, Grown Rogue Unlimited, LLC (“GR Unlimited”) and J. Obie Strickler, the President and Chief Executive Officer of the Corporation, Mr. Strickler granted to GR Unlimited an option (the “Canopy Purchase Option”) to acquire 87% of the outstanding membership interests in Canopy Management, LLC (“Canopy Management”) at any time prior to February 4, 2023. Canopy Management in turn holds an option (the “Golden Harvests Purchase Option”) to acquire a 60% equity interest in Golden Harvests, LLC (“Golden Harvests”), which has an approximately 80,000 square foot cultivation facility located in Bay City, Michigan, of which approximately 25,500 square feet is currently operational.

If the Corporation exercises the Canopy Purchase Option (and Canopy Management exercises the Golden Harvests Purchase Option) in 2021, the Corporation believes that through its indirect interest in Golden Harvests, the Corporation would add up to an additional approximately 3,000 pounds of high-quality indoor flower production capacity in 2021 and potentially up to 5,500 pounds of production capacity in 2022. If the Canopy Purchase Option and the Golden Harvests Purchase Option are exercised, it is anticipated that the Corporation’s subsidiary, GR Michigan LLC, would oversee this capacity under the terms of its current management services agreement with Golden Harvests.

Recent Developments

HSCP Transaction

Asset Purchase Agreement

On February 5, 2021 (the “Effective Date”), GR Distribution entered into an asset purchase agreement (the “Asset Purchase Agreement”) with HSCP Oregon, LLC, an Oregon limited liability company (the “Seller”), and High Street Capital Partners, LLC, a Delaware limited liability company (“HSCP” and together with Seller, the “Seller Parties”), in connection with an asset purchase and sale transaction (the “HSCP Transaction”). Pursuant to the Asset Purchase Agreement, the Seller agreed to sell to GR Distribution and GR Distribution agreed to purchase from the Seller, all of the assets (the “Purchased Assets”) used or held for use in connection with the following businesses (collectively, the “Business”): (a) recreational cannabis production operations and related business activities (the “Producer Business”) at 550 Airport Road, Medford, Oregon 97504 (the “Producer Premises”) pursuant to OLCC producer license number 020-1003642197C (the “Producer License”), OLCC wholesale license number 060-1013984A526 (the “Wholesale License”), and OLCC processor license number 030-1013975ABC8 (the “Processor License”), and (b) a retail recreational cannabis dispensary and related business activities (the “Retail Business”) at 8701 SE Powell Boulevard, Portland, Oregon 97266 (together with the Producer Premises, the “Premises”) pursuant to OLCC retailer license number 050- 10026747951.

A summary of certain key terms and conditions of the Asset Purchase Agreement is as follows:

Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Purchased Assets is US$3,000,000 plus the assumption of certain liabilities of the Business, provided that, if prior to the completion of the purchase and sale of the Purchased Assets (the “Closing”), the Asset Purchase Agreement is terminated with respect to the Retail Business or the Producer Business, then the Purchase Price shall be reduced by the amount of US$1,000,000 or US$2,000,000, respectively, as the case may be.

Payment of Purchase Price. The Purchase Price is payable as follows:

(a)	as to US$750,000 (the “Deposit”), upon the execution of the Asset Purchase Agreement (paid);

(b)	as to US$250,000, on Closing, which shall, together with the Deposit, constitute payment in full for the purchase of the Retail Business; and

(c)	as to the remaining US$2,000,000:

(i)	if the Closing occurs before the 12-month anniversary of the Effective Date, by the delivery to the Seller of non-interest bearing secured promissory note in the principal amount of US$2,000,000, with a such principal amount becoming due and payable on the date (the “Maturity Date”) that is the 18-month anniversary of the Effective Date;

(ii)	if the Closing occurs on or after the 12-month anniversary of the Effective Date, but before the 18-month anniversary of the Effective Date, by paying to the Seller US$750,000 on the Closing and by the delivery to the Seller of non-interest bearing secured promissory note in the principal amount of the remaining US$1,250,000, with a such principal amount becoming due and payable on the Maturity Date; and

(iii)	if the Closing occurs after the 18-month anniversary of the Effective Date, by paying US$2,000,000 on such Closing.

The amounts outstanding under any promissory note to be delivered on Closing will be secured by the Purchased Assets and any proceeds from the disposition thereof.

Regulatory Matters.

(a)	License Transfers: As of the Effective Date, each of the Processor License and the Wholesale License is held by Gesundheit Foods, LLC, an indirect subsidiary of HSPC, for the facility located at the Producer Premises, and Gesundheit Foods, LLC has applied to transfer each of the Processor License and the Wholesaler License to Seller at the Producer Premises (together, the “License Transfers”). If the OLCC denies Seller’s pending transfer of location for either of the Processor License or Wholesaler License, or both, then the parties will cooperate with each other, and take all steps reasonably necessary, to secure an alternative location or approval process that results in the transfer of the Processor License and/or Wholesaler License (as applicable).

(b)	OLCC Approval: Applicable Oregon Law prohibits GR Distribution from operating the Business until it has itself been approved by the OLCC as a cannabis producer, processor, wholesaler, and retailer at the applicable Premises and the OLCC has approved the change in ownership of the Purchased Assets from Seller to GR Distribution (collectively, the “OLCC Approval”).

Closing Conditions. The obligations of the parties to complete the purchase and sale of the Purchased Assets is subject to certain typical mutual conditions, including there being no action by a governmental authority to prevent the transaction; the truth of the representations of warranties of the other parties at Closing; the performance of covenants; obtaining necessary approvals; and the delivery of typical closing items. In addition, the obligation of GR Distribution to effect the Closing is subject to the satisfaction or waiver of the following conditions at or prior to Closing:

(a)	the License Transfers shall have occurred or, alternatively, the parties shall have mutually agreed in writing to an alternative location or approval process that results in the transfer of the Processor License and/or Wholesaler License (as applicable); and

(b)	GR Distribution shall have received the OLCC Approval.

Closing. The Closing shall take place on the date or dates mutually selected by the parties following the date or dates on which the OLCC Approval is issued and all of the other conditions to the Closing in the Asset Purchase Agreement have been satisfied or waived. If the OLCC Approval with respect to the Retail Business and the Producer Business is issued by the OLCC on different dates, the parties may elect to consummate the closing of the purchase and sale of the Purchased Assets associated with the Retail Business and the Producer Business on different dates.

See “Risk Factors – HSCP Transaction” below.

Management Agreement

As a result of the required OLCC Approval, the Seller will continue to own the Business until Closing has occurred. However, on the Effective Date, GR Distribution and the Seller entered into a management services agreement (the “Management Agreement”), with respect to the Producer Business at the Producer Premises, whereby GR Distribution agreed, on behalf of Seller, to provide services to, and have operational control over, the Producer Business, on the terms and subject to the conditions set forth in the Management Agreement. The Management Agreement will terminate on Closing, the termination by a party for breach thereof by the other party or the termination of the Asset Purchase Agreement.

Use of Proceeds of Previous Offerings

In December and February 2021 the Corporation’s subsidiaries, GR Distribution and GR Gardens, received total gross proceeds of $1,269,865 from certain debt and equity financings, and on January 19, 2021 and February 5, 2021, the Corporation completed non-brokered private placement offerings for aggregate gross proceeds of $253,973 and $1,312,000, respectively (collectively, the “Prior Offerings”). The following table sets out a comparison of how the Corporation has used the proceeds from the Prior Offerings as of the date of this Prospectus, an explanation of variances and the impact of variances on the ability of the Corporation to achieve its business objectives and milestones.

Intended Use of Proceeds and Amount of Prior Offerings	Actual Use of Proceeds from Prior Offerings	Variance (Over)/Under Expenditure	Explanation of Variance and impact on business objectives

for general corporate purposes and to complete the build out of the Warehouse 1 indoor facility located in Medford, Oregon to satisfy certain option payments due to Golden Harvests and for general corporate purposes for strategic acquisitions, expansion into Michigan and for general corporate purposes

$1,269,865(1) (US$1,000,000) $253,973 (US$200,000) $1,312,000(4) (US$1,025,000)	$1,269,865(1)(2) (US$1,000,000) $253,973(1)(3) (US$200,000) $640,000(4)(5) (US$500,000)	None None $672,000 (US$525,000)

N/A

N/A

Of the under expenditure variance amount of $672,000 (US$525,000), $588,800 (US$460,000) remains payable in connection with the exercise of the Canopy Purchase Option and is expected to be paid when due, and approximately, $83,200 (US$65,000) is planned to be used to pay certain vendors, when invoiced. These variances had no material impact on the Corporation’s business objectives.

Notes:

(1)	The actual amounts were received in United States dollars and converted to Canadian dollars at a rate of $1.26 equals US$1.00.
(2)	Of the total proceeds of approximately $1,269,865 (US$1,000,000), $1,079,385 (US$850,000) was used in connection with the payments due pursuant to the HSCP Transaction for the acquisition of a 30,000 square foot indoor growing facility and a retail dispensary, and the remainder of approximately $190,480 (US$150,000) was used to complete the build out of the existing Warehouse 1 indoor facility in Medford, Oregon.

(3)	Of the total proceeds of approximately $253,973 (US$200,000), $126,987 (US$100,000) was paid toward the exercise price of the Canopy Purchase Option and the balance of $126,987 (US$100,000) was used for general corporate purposes.
(4)	The actual amounts were received in United States dollars and converted to Canadian dollars at a rate of $1.28 equals US$1.00.
(5)	Of the total proceeds used of approximately $640,000 (US$500,000), $128,000 (US$100,000) was used for expenses at the Golden Harvests indoor facility in connection with Corporation’s expansion into Michigan, under the terms of the Management Agreement, $256,000 (US$200,000) was used for operating expenses and capital improvements at the Warehouse 2 indoor facility, and the balance of approximately $256,000 (US$200,000) was used for general corporate purposes, including in respect of the payment of invoices and audit and tax costs.

CONSOLIDATED CAPITALIZATION

Except as otherwise noted herein, there have been no material changes in the consolidated share capitalization or in the indebtedness of the Corporation since October 31, 2020, the date of the Corporation’s most recently filed financial statements.

Issuance of Securities for Services

On or around November 18, 2020, the Corporation issued a total of 240,908 Common Shares to certain directors and employees of the Corporation relating to amounts owed for services rendered. In addition, the Corporation issued 25,000 Common Shares to an existing member of Golden Harvests in connection with the extension of the next payment of cash and shares payable under the terms of the Original Golden Harvests Option Agreement (as defined in the AIF). The abovementioned Common Shares were issued at a price of $0.11 per share. See “Prior Sales”.

Investments in Subsidiaries

On or around December 8, 2020, the Corporation announced debt and equity investments in its indirectly held subsidiary, GR Distribution, combined with a further equity investment in February 2021, in the aggregate amount of US$850,000. The Corporation sold 11.875 units of this non-operating subsidiary at a price of US$40,000 per unit for total proceeds of US$475,000. The unit holders have the future right to convert their units in the subsidiary into Common Shares of the Corporation at the greater of $0.20 or the maximum permitted discount under the policies of the CSE at the time of conversion. GR Distribution issued unsecured promissory notes in the amount of US$375,000, which bear interest at a rate of 10% per annum, payable monthly and have a three-year maturity date. In addition, the subsidiary will make payments in months 39, 42, 45, and 48 that will double the principal investment (minus any interest paid).

Issuance of Promissory Note by GR Gardens

On December 2, 2020, GR Gardens issued an unsecured promissory note to a member of its operational management in the principal amount of US$150,000 in exchange for a loan of such amount. The note bears interest at a rate of 10% per annum, accruing monthly with a 12-month maturity. The Corporation has the right to extend up to 50% of the principal amount under the note for up to six months by paying a one-time cash extension fee of 10% of the amount extended.

Non-Brokered Offering of Common Shares and Units

On January 19, 2021, the Corporation completed the first or two tranches of a non-brokered private placement offering, pursuant to which it issued an aggregate of 2,031,784 Common Shares at a price of $0.125 per share for gross proceeds of $253,973. On February 5, 2021, the Corporation completed the second tranche of the offering, pursuant to which it issued an aggregate of 8,200,000 units of the Corporation at a price of $0.16 per unit for gross proceeds of $1,312,000. Each unit was comprised of one Common Share and one common share purchase warrant, each warrant entitling the holder to purchase one Common Share at an exercise price of $0.20 per share for a period of two years. The Corporation has the right to accelerate the expiry date of the warrants to be thirty (30) days following written notice to the holder if during the term the Common Shares close at, or above, $0.32 on each trading day for a period of ten (10) consecutive trading days. See “Prior Sales”.

Conversion of Outstanding Debt

On March 2, 2021 the Corporation issued 3,933,328 Common Shares at deemed price of $0.125 per Common Share on the conversion and settlement of an aggregate of $491,666 of outstanding debt owed by the Corporation.

The Offering

On March 5 2021, the Corporation completed the Offering. After giving effect to the Offering, the number of (i) Special Warrants increased by 21,056,890, (ii) Broker Warrants increased by 1,127,758, and (iii) Advisory Warrants increased by 113,500.

Upon completion of the Offering and the exercise of the Special Warrants (assuming no Units are issued pursuant to the Penalty Provision), an additional 21,056,890 Common Shares, 21,056,890 Warrants and 1,241,258 Compensation Options will be issued.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus is being filed for the purpose of qualifying the distribution of 21,056,890 Unit Shares and 21,056,890 Warrants, which are to be issued upon the exercise or deemed exercise of the Special Warrants.

Description of Special Warrants

The Special Warrants are governed by the terms and conditions set forth in the Special Warrant Indenture. An aggregate of 21,056,890 Special Warrants are outstanding as of the date of this Prospectus. The material terms and conditions of the Special Warrants are summarized below:

●	each of the Special Warrants entitles the holder thereof to acquire, for no additional consideration to the Corporation, one Unit for each Special Warrant, subject to adjustment as provided for in the Special Warrant Indenture;

●	the Special Warrants will be deemed to be exercised on the Qualification Date;

●	the Special Warrant Indenture provides for and contains provisions designed to keep the holders of the Special Warrants unaffected by the possible occurrence of certain corporate events, including the amalgamation, merger or corporate reorganization of the Corporation;

●	the holders of Special Warrants do not have any right or interest whatsoever as shareholders of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceedings of the Corporation or any right to receive any dividend or other distribution;

●	the rights of holders of Special Warrants may be modified by extraordinary resolution at a meeting of Special Warrant holders. The Special Warrant Indenture provides for meetings by holders of Special Warrants and the passing of resolutions and extraordinary resolutions by such holders which are binding on all holders of Special Warrants. Certain amendments to the Special Warrant Indenture may only be made by “extraordinary resolution”, which is defined in the Special Warrant Indenture as a resolution proposed at a meeting of Special Warrant holders duly convened for that purpose at which there are present in person or by proxy Special Warrant holders holding at least 25% of the aggregate number of the then outstanding Special Warrants passed by the affirmative votes of Special Warrant holders holding not less than 66⅔% of the aggregate number of the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution;

●	Capital Transfer and the Corporation, without the consent of the holders of Special Warrants, may be able to amend or supplement the Special Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Special Warrant Indenture or in any deed or indenture supplemental or ancillary to the Special Warrant Indenture, provided that, in the opinion of Capital Transfer, relying on the opinion of legal counsel, the rights of the holders of Special Warrants, as a group, are not prejudiced thereby; and

●	the Corporation has agreed to provide to the holders of the Special Warrants a contractual right of rescission. See “Contractual Rights of Rescission” below.

The foregoing is a summary description of certain material provisions of the Special Warrant Indenture, it does not purport to be a comprehensive summary and is qualified in its entirety by reference to the more detailed provisions of the Special Warrant Indenture between the Corporation and Capital Transfer, as Special Warrant Agent, a copy of which may be obtained on request without charge from the Corporation at its registered office or electronically on SEDAR at www.sedar.com.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued under and governed by the terms of the Warrant Indenture. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture, which is available for review under the Corporation’s profile at www.sedar.com. A register of holders will be maintained at the principal offices of Capital Transfer in Toronto, Ontario.

Each Warrant will entitle the holder to acquire one Warrant Share at an exercise price of $0.30 until 5:00 p.m. (Toronto time) on March 5, 2023, after which time the Warrants will expire and become null and void. The exercise price and the number of Warrant Shares issuable upon exercise of Warrants are both subject to adjustment in certain circumstances as more fully described below.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)	the issuance of Common Shares or securities exchangeable or exercisable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of warrants or options of the Corporation);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of Common Shares of (i) securities, including rights, options or warrants to acquire shares of any class or securities exchangeable, exercisable or convertible into any such shares or property or assets or (ii) any property or assets, including evidences of indebtedness.

The Warrant Indenture also provides for adjustments in the class and/or number of securities issuable upon exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications of the Common Shares or exchange or change of the Common Shares into other shares, or capital reorganization of the Corporation (other than as described in clauses (b) or (c) above), (ii) consolidations, amalgamations, arrangements, mergers of the Corporation with or into another entity (other than a consolidation, amalgamation, arrangement, merger or other business combination which does not result in any reclassification of the Corporation’s outstanding Common Shares or an exchange or change of the Common Shares into other shares), or (ii) any sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, in which case each holder of a Warrant which is thereafter exercised will receive, in lieu of Common Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are outstanding, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, not less than 14 days prior to such applicable record date of such events.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Corporation or entitle such holder to any right or interest in respect of the Warrants except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

The Warrant Indenture provides that, from time to time, subject to CSE approval, if required, Capital Transfer and the Corporation, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of Capital Transfer, relying on the opinion of legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby.

The Warrant Indenture contains provisions making binding upon all holders of Warrants resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, and certain other amendments or other actions, will be subject to approval by an “Extraordinary Resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 662⁄3% of the aggregate number of Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662⁄3% of the number of all of the then outstanding Warrants.

The principal transfer office of Capital Transfer in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

PRIOR SALES

The following table summarizes issuances of Common Shares of the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Description of Transaction	Number of Common Shares Issued	Price per Common Share
March 26, 2020	Shares for Services	1,100,000	$0.10
May 4, 2020	Shares for Services	620,000	$0.10
May 4, 2020	Option Payment	200,000	$0.10
May 15, 2020	Private Placement Offering	10,000,000	$0.10
July 10, 2020	Shares for Services	320,636	$0.15
August 4, 2020	Conversion of Convertible Debt	800,000	$0.125
November 18, 2020	Shares for Services	240,908	$0.11
November 18, 2020	Option Payment	25,000	$0.11
January 19, 2021	Private Placement Offering	2,031,784	$0.125
February 5, 2021	Private Placement Offering	8,200,000	$0.16
March 2, 2021	Conversion of Convertible Debt	3,933,328	$0.125

The following table summarizes issuances of warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance		Number of Warrants Issued	Exercise Price per Warrant
May 15, 2020	Private Placement Offering	10,000,000	$0.13
July 10, 2020	Debt Restructuring	8,409,091	$0.16
February 5, 2021	Private Placement Offering	8,200,000	$0.20

The following table summarizes issuances of options within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Options Issued	Exercise Price per Option
July 9, 2020	3,475,000	$0.15
July 20, 2020	100,000	$0.15
December 1, 2020	500,000	$0.15
November 18, 2020	200,000	$0.15

The following table summarizes issuances of Special Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Special Warrants Issued	Exercise Price per Special Warrant
March 5, 2021	21,056,890	-

The following table summarizes issuances of Broker Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Broker Warrants Issued	Exercise Price per Broker Warrant
March 5, 2021	1,127,758	-

The following table summarizes issuances of Advisory Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Advisory Warrants Issued	Exercise Price per Advisory Warrant
March 5, 2021	113,500	-

Trading Price and Volume

The Common Shares trade on the CSE under the symbol “GRIN”. The following table sets forth the price range and trading volumes for the Common Shares on the CSE as reported by the CSE for the periods indicated:

Date	High ($)	Low ($)	Trading Volume
2020
March	0.13	0.06	165,169
April	0.13	0.07	1,018,201
May	0.12	0.09	656,253
June	0.18	0.11	3,958,813
July	0.16	0.12	1,130,765
August	0.14	0.10	920,397
September	0.12	0.09	908,084
October	0.13	0.09	547,579
November	0.14	0.11	1,346,639
December	0.14	0.10	2,061,916
2021
January	0.17	0.10	2,690,159
February	0.35	0.16	5,027,550
March 1-22	0.231	0.19	1,224,501

USE OF PROCEEDS

The Corporation has received gross proceeds of $4,737,800.25 from the sale of the Special Warrants. The net proceeds to the Corporation from the Offering are approximately $4,158,554 after deducting the Agent’s Fee, the Advisory Fee and expenses in connection with the Offering and the estimated expenses of the Corporation in connection with the qualification for distribution of the Units. The Corporation intends to use the net proceeds from the Offering as set out in the table below:

	Time period		Amount(1)(2)
Milestone	From	To	$
Capital costs for facility upgrades (dehumidifiers, HVAC, etc.) and operating costs at Warehouse 2, HSCP Oregon, LLC’s 30,000 square foot indoor growing facility in Medford, Oregon operated by GR Distribution	March 2021	June 30, 2021	504,832 (US$400,000)
Payment of a portion of amounts owing pursuant to outstanding convertible debentures	March 2021	April 30, 2021	757,248(3) (US$600,000)
Capital costs to construct new outdoor farm in Medford Oregon	March 2021	June 30 2021	631,040 (US$500,000)
Working Capital, Operating Expenses, Cash Reserves	March 2021	December 31 2021	2,265,434 (US$1,795,000)
Total			$4,158,554 (US$3,295,000)

Notes:

(1)	The Corporation is not expecting the COVID-19 health crisis to have a material impact on the ability of the Corporation to complete the above listed business objectives and milestones within the expected time frame but if the health crisis significantly worsens unexpected delays could occur.

(2)	The actual budgeted amounts are in United States dollars and converted to Canadian dollars at a rate of $1.26 equals US$1.00.
(3)	The Corporation plans to use approximately $757,248 (US$600,000) of the net proceeds to reduce or retire indebtedness owing under convertible debentures issued in August 2018.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. While actual expenditures may differ from the above amounts and allocations, the net proceeds will be used by the Corporation for facility upgrades and operating costs at Warehouse 2, repayment of outstanding indebtedness, constructing a new outdoor growing facility in Medford Oregon and for general corporate purposes.

The key business objectives of the Corporation in the near term are as set out in the preceding table. While the Corporation believes that it has the skills and resources necessary to accomplish its stated business objectives, carrying on business in the cannabis sector has a number of inherent risks. See the risk factors described under “Risk Factors” herein and in the AIF for factors that may impact the timing and success of the Corporation’s planned activities.

Pending the expenditure described above, the Corporation intends to invest the net proceeds of the Offering in the Corporation’s bank accounts.

The Corporation currently has working capital and cash of approximately US$4 million ($3,196,675.46). Based on its currently planned use of its available funds and the net proceeds of the Offering, as disclosed in this Prospectus, the Corporation expects to have sufficient available funds to continue operations for more than 12 months.

The Corporation has had negative operating cash flows from operations to date, and reported a total comprehensive loss of approximately $2.5 million for the year ended October 31, 2020. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow. See “Risk Factors”.

PLAN OF DISTRIBUTION

This Prospectus is being filed in the Provinces of British Columbia, Alberta, Nova Scotia and Ontario to qualify the distribution of 21,056,890 Unit Shares and 21,056,890 Warrants issuable upon the exercise or deemed exercise of 21,056,890 Special Warrants.

On March 5, 2021, the Corporation completed the Offering of 21,056,890 Special Warrants pursuant to prospectus exemptions under applicable securities legislation in each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario (and in jurisdictions outside of Canada in compliance with laws applicable therein), on a private placement basis at the Offering Price per Special Warrant, a portion of which was sold through the Agent pursuant to the Agency Agreement. The gross proceeds of the Offering were $4,737,800. Pursuant to the Agency Agreement the Agent agreed to offer for sale Special Warrants in the Qualifying Jurisdictions, and in certain other jurisdictions outside Canada, on a commercially reasonable best efforts private placement basis at the Offering Price. The Offering Price was determined by arm’s length negotiation between the Corporation and the Agent.

The Special Warrants were issued pursuant to the terms of the Special Warrant Indenture between the Corporation and Capital Transfer. Each Special Warrant entitles its holder to receive, upon exercise or deemed exercise, at no additional cost to the holder, one Unit, each Unit being comprised of one Unit Share and one Warrant.

Each Special Warrant shall be deemed exercised on behalf of, and without any required action on the part of, the holder thereof, on the Qualification Date, being the earlier of: (i) July 6, 2021; and (ii) the third business day after a receipt is issued for a final short form prospectus qualifying the distribution of the Unit Shares and Warrants issuable upon the exercise of the Special Warrants by the Canadian securities regulatory authorities in each of the Qualifying Jurisdictions. The Corporation has agreed to use reasonable commercial efforts to file, and obtain a receipt for, a final short form prospectus qualifying the Units issuable upon exercise of the Special Warrants on or before the Penalty Date, being April 4, 2021. If the receipt for the final Prospectus is not received on or before the Penalty Date, each holder of a Special Warrant shall be entitled to receive, without payment of additional consideration, an additional number of Units equal to 10% of the number of Units originally issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.10 Units (the “Penalty Provision”). This Prospectus qualifies the distribution of up to an aggregate of 2,105,689 Unit Shares and 2,105,689 Warrants issuable pursuant to the Penalty Provision, if applicable.

All transfers or exercises of Special Warrants issued in the Brokered Offering conducted through the non-certificated inventory system maintained by CDS shall occur in accordance with CDS’ rules and procedures. The rights of a holder of Special Warrants issued pursuant to the Brokered Offering shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of Capital Transfer and the Corporation may deal with CDS for all purposes as the authorized representative of the respective holders of Special Warrants and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations under the Special Warrant Indenture.

The Special Warrant Indenture provides that in the event of certain alterations of the outstanding Common Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. No fractional Unit Shares or Warrants will be issued upon the exercise of the Special Warrants. The holding of Special Warrants does not make the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest granted to shareholders. The Special Warrant Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture. The foregoing summary of certain provisions of the Special Warrant Indenture is qualified in its entirety by reference to the provisions of the Special Warrant Indenture, which is available for review under the Corporation’s profile at www.sedar.com.

The Warrants will be created and issued pursuant to the Warrant Indenture between the Corporation and Capital Transfer, as warrant agent thereunder. Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $0.30 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023 after which time the Warrants will expire and be void and of no value. The Corporation does not intend to apply to list the Warrants on the CSE. This may affect the trading price of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Description of Securities Being Distributed”.

Pursuant to the Agency Agreement, the Corporation paid to the Agent a cash fee of $253,745.63 (excluding the reimbursement for certain expenses incurred in connection with the Offering by the Agent), representing 7.0% of the gross proceeds of the Brokered Offering from purchasers in the Qualifying Jurisdictions, subject to a reduced fee of up to 3.5% for Special Warrants sold by the Agent to President’s List purchasers. In addition, the Corporation paid the Agent the Advisory Fee in the amount of $25,500. The Agent will receive no other fees in connection with the distribution of the Unit Shares or Warrants under this short form prospectus.

As additional compensation, the Corporation issued to the Agent (A) 1,127,758 Broker Warrants exercisable to acquire 1,127,758 Compensation Options for no additional consideration; and (B) 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. Each Compensation Option will be exercisable to acquire one Compensation Unit, comprised of one Compensation Share and one Compensation Warrant at the Offering Price at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. Each Compensation Warrant shall entitle the holder thereof to purchase one Compensation Warrant Share at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on March 5, 2023, subject to adjustment in certain events. This Prospectus qualifies the distribution of the Compensation Options.

The Corporation has agreed to reimburse the Agent for certain expenses related to the Offering. There are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering other than the payments to be made to the Agent in accordance with the terms of the Agency Agreement.

The Corporation will apply to the CSE to list the Unit Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares on the CSE. Such listing will be subject to the fulfillment of all of the listing requirements of the CSE. On February 10, 2021, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the CSE was $0.28 per Common Share. On March 22, 2021, the last trading day before the filing of this Prospectus, the closing price of the Common Shares on the CSE was $0.25 per Common Share.

The Brokered Offering was conducted through the non-certificated inventory system maintained by CDS Clearing and Depository Services Inc. (“CDS”) and the Special Warrants issued pursuant to the Brokered Offering were registered and deposited with CDS on the Closing Date in electronic form. Other than for Special Warrants sold pursuant to the non-brokered portion of the Offering, which will be represented by certificates, the Unit Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants and the Warrant Shares to be issued upon exercise of the Warrants will be registered and deposited in the non-certificated inventory system of CDS and a purchaser of the Special Warrants will not receive a definitive certificate representing the Unit Shares, Warrants or Warrant Shares.

The Corporation has agreed that, during the period commencing on the Closing Date and ending 120 days after the Closing Date, it will not, directly or indirectly, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Share or related financial instruments or securities convertible or exchangeable into Common Shares (including, without limitation, Special Warrants), other than in conjunction with: (i) the issuance of Common Shares in connection with the exercise of any convertible securities, options, warrants or performance share units of the Corporation outstanding as of the Closing Date, (ii) the issuance of options to acquire Common Shares pursuant to any stock option plan or other equity based compensation plan of the Corporation, as each such plan may be amended from time to time, and the issuance of Common Shares on the exercise or vesting thereof, (iii) the issuance of stock-based compensation arrangements of the Corporation pursuant to any stock based compensation plan of the Corporation, as each such plan may be amended from time to time, and (iv) the issuance of securities pursuant to the Offering and on any exercise of such securities, as applicable.

Lock-up agreements were entered into on the Closing Date in favour of the Agent in connection with securities of the Corporation held by directors and officers of the Corporation, providing that until the earlier of 120 days following the First Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, unless: (i) they obtain the prior written consent of the Agents such consent not to be unreasonably withheld or delayed; or (ii) there occurs a take-over bid, plan of arrangement, amalgamation or similar transaction involving a change of control of the Corporation.

The Unit Shares and Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws of the United States and, subject to certain exceptions, may not be offered or sold in the United States. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in the U.S. Securities Act). None of the Special Warrants, Unit Shares and Warrants have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Corporation has agreed, pursuant to the Agency Agreement, to indemnify the Agent and their affiliates and directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling the Agent or their affiliates and against certain liabilities and expenses, including liabilities under Canadian securities legislation in certain circumstances or to contribute to payments the Agent may have to make because of such liabilities.

RISK FACTORS

Investment in securities of Grown Rogue involves a significant degree of risk and should be considered speculative due to the nature of Grown Rogue’s business and the present stage of its development. Prospective purchasers of Common Shares should carefully consider the risk factors set out under the heading “Risk Factors” starting on page 33 of the AIF incorporated herein by reference, as well as other risk factors relating to the Offering set out below and the other information contained in this Prospectus and documents incorporated by reference herein, including the historical financial statements of the Corporation and the notes thereto, before acquiring any of the securities distributed under this Prospectus. See “Documents Incorporated by Reference”. Such risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Negative Operating Cash Flow

The Corporation is an early stage company and has not yet generated positive cash flow from operations. The Corporation is devoting significant resources to its cannabis operations in the United States, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses in the near term. The Corporation has had negative operating cash flows from operations to date, and reported a total comprehensive loss of approximately $2.5 million for the year ended October 31, 2020. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada and throughout the world have experienced a high level of price and volume volatility, and the market prices of securities of many companies, including the Corporation, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Further, market prices for securities of cannabis companies historically have been volatile and future developments concerning the Corporation or its industry may have a significant impact on the market price of the Common Shares. There can be no assurance that continual fluctuations in the price of the Common Shares will not occur.

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Securities of the Corporation and Dilution

The Offering Price was determined by negotiation between the Corporation and the Agent and bears no relationship to earnings, book value or other valuation criteria. The Corporation plans to use the proceeds of the Offering to carry out its activities as described under “Use of Proceeds”, but to further such activities, the Corporation may require additional funds and it is likely that, to obtain the necessary funds, the Corporation will have to sell additional securities including, but not limited to, its Common Shares or securities convertible into Common Shares, the effect of which could result in a substantial dilution of the present equity interests of the Corporation’s shareholders.

Enforceability of Foreign Judgments

The Corporation’s material subsidiaries are incorporated, continued or otherwise organized under the laws of jurisdictions in the United States of America. Some or all of the officers and directors of the Corporation and these subsidiaries reside outside of Canada. Some or all of the assets of those persons and the Corporation’s material subsidiaries are located outside of Canada. It may not be possible for investors to collect from these persons and subsidiaries or enforce judgments obtained in Canada predicated on the civil liability provisions of Canadian securities legislation against the Corporation’s material subsidiaries and these officers and directors of the Corporation. In addition, it may not be possible for investors or any other person or entity to assert claims under Canadian securities laws or otherwise in original actions instituted in a foreign jurisdiction. Consequently, investors may be effectively prevented form pursing remedies against the Corporation under Canadian securities laws or otherwise.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Corporation or to the cannabis industry, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Corporation’s control may affect the activities of the Corporation directly or indirectly. The Corporation’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic, which is ongoing and is expected to continue for an uncertain period. The risks of public health crises such as the COVID-19 pandemic to the Corporation’s business include without limitation, the ability to gain access to government officials, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Corporation’s supply chains and other factors that will depend on future developments beyond the Corporation’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Corporation’s business could materially slow down or the Corporation could be required to suspend its operations for an indeterminate period. There can be no assurance that the Corporation’s personnel will not ultimately see its workforce productivity reduced or that the Corporation will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the Corporation’s future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Corporation’s ability to raise sufficient funds to finance the ongoing development of its business. All of these factors could have a material and adverse effect on the Corporation’s business, financial condition and results of operations. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Corporation may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Corporation. Even after the COVID-19 pandemic is over, the Corporation may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed and described in this Prospectus and the AIF. To date, the COVID-19 crisis has not materially impacted the Corporation’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Corporation has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Corporation has adopted a work from home policy where possible. The Corporation continues to operate effectively working remotely. The Corporation will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Corporation’s operations and business.

No Market for Warrants

There is currently no market through which the Warrants may be sold. Accordingly, the purchasers may not be able to resell the securities qualified under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Holders of Warrants Have no Rights as a Shareholder

Until a holder of Warrants acquires Warrant Shares upon the due exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon due exercise of such Warrants, such holder will be entitled to exercise the rights of a holder of Common Shares only as to matters for which the record date occurs after the exercise date.

HSCP Transaction

The Corporation’s subsidiary, GR Distribution, proposes to complete the HSCP Transaction in accordance with the Asset Purchase Agreement as described elsewhere in this Prospectus. The Corporation cannot guarantee that the HSCP Transaction will close in the near future, or at all, and even if closed, that the Corporation will achieve the expected benefits of the transaction. See “Summary Description of the Business - Recent Developments - HSCP Transaction” for additional information regarding the HSCP Transaction.

The completion of the HSCP Transaction is subject to certain conditions, including, among other things, that the License Transfers shall have occurred and GR Distribution shall have received the OLCC Approval. There is no guarantee that the OLCC will approve the License Transfers or provide the OLCC Approval in the near future, or at all. Additionally, the regulatory approval processes may take a lengthy period of time to complete, which could delay closing of the HSCP Transaction.

Certain of these conditions, including with respect to the License Transfers and the OLCC Approval, are outside of the Corporation’s control. There can be no certainty, and the Corporation cannot provide any assurance, that all conditions precedent to the consummation of the HSCP Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the HSCP Transaction may not be completed within the next 12-18 months as anticipated, or at all. If, for any reason, the HSCP Transaction is not completed or its completion is materially delayed and/or the Asset Purchase Agreement is terminated, the market price of the Common Shares may be materially adversely affected. In such events, the Corporation’s business, financial condition or results of operations could also be subject to various material adverse consequences.

Even if GR Distribution does close the HSCP Transaction, the intended benefits of the HSCP Transaction to the Corporation may not be realized. The HSCP Transaction poses risks for the Corporation’s ongoing operations, including, among others, that: (i) any funds used by the Corporation in connection with the HSCP Transaction or the Business (including the portion of the proceeds of the Offering planned to be used for facility upgrades and operating costs at Warehouse 2) will not otherwise be available for use in its other operations and may not be recoverable or produce any return on investment, especially if the completion of the HSCP Transaction is delayed or does not occur; (ii) there may be costs and expenses associated with any undisclosed or potential liabilities; (iii) the Business may not perform as the Corporation anticipates; and (iv) unforeseen difficulties may arise in integrating or operating the Business. The Corporation cannot assure that the HSCP Transaction will be accretive to it in the near term or at all. Furthermore, if the Corporation fails to realize the intended benefits of HSCP Transaction, the market price of the Common Shares could decline to the extent that the market price reflects those benefits.

AUDITORS, TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

The auditors of the Corporation are Dale Matheson Carr-Hilton Labonte LLP, 1500 - 1140 West Pender St., Vancouver, BC V6E 4G1.

The registrar and transfer agent and Special Warrant Agent of the Corporation is Capital Transfer Agency, ULC, having an address of 390 Bay St Suite 920, Toronto, ON M5H 2Y2.

LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by Irwin Lowy LLP on behalf of the Corporation and Wildeboer Dellelce LLP on behalf of the Agent. As at the date hereof, each of the aforementioned partnerships (and their partners, associates and employees) beneficially own, directly or indirectly, in the aggregate, less than 1% of the outstanding securities of the Corporation.

PROMOTERS

Mr. J. Obie Strickler, a director and President and Chief Executive Officer of the Corporation, may be considered to be a promoter of the Corporation under applicable Canadian securities legislation given his initiative in reorganizing the Corporation. Mr. Strickler beneficially owns, or has control over, directly or indirectly, 31,018,766 Common Shares, representing approximately 25.4% of the issued and outstanding Common Shares on a non-diluted basis.

On March 5, 2020, a failure to file cease trade order was issued by the Ontario Securities Commission concerning the Corporation because the Corporation did not timely file its annual financial statements and related management’s discussion and analysis, and the related certifications of the annual filings for the year ended October 31, 2019. The cease trade order was revoked on March 23, 2020.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a promoter of the Corporation within the last two years:

1.	received anything of value directly or indirectly from the Corporation or a subsidiary;

2.	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

3.	has been a director, officer or promoter of any Corporation that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the Corporation access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

4.	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

5.	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

6.	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Any purchaser who acquired Special Warrants pursuant to the Offering directly from the Corporation will have the same rights and remedies for rescission and/or damages against the Corporation and the Agent, as the case may be, as purchasers who acquired Special Warrants through the Agent. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this short form prospectus is limited, in certain provincial securities legislation, to the price at which the Warrants are offered to the public under the Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CONTRACTUAL RIGHT OF RESCISSION

Pursuant to the terms of the Agency Agreement and the subscription agreements between the Corporation and the purchasers of Special Warrants, the Corporation has granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires Units on the exercise or deemed exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of this Prospectus or an amendment to this Prospectus containing a misrepresentation,

(a)	the holder is entitled to rescission of both the holder’s exercise or deemed exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired,

(b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant, and

(c)	if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

The contractual rights of action described above are in addition to and without derogation from any other right or remedy that a purchaser of Special Warrants may have at law.

CERTIFICATE OF THE CORPORATION

Dated: March 23, 2021

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

GROWN ROGUE INTERNATIONAL INC.

By: “J. Obie Strickler” Chief Executive Officer and Director	By: “Michael Johnston” Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: “Stephen Gledhill” Director	By: “Sean Conacher” Director

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CERTIFICATE OF THE AGENT

Dated March 23, 2021

To the best of our knowledge, information and belief, this Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

EIGHT CAPITAL
By: “Elizabeth Staltari” Principal, Managing Director

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CERTIFICATE OF THE PROMOTER

Dated March 23, 2021

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

By: “J. Obie Strickler” Chief Executive Officer and Director

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